

December 19, 2023

Michael Feehan
Chief Financial Officer
Ecovyst Inc.
300 Lindenwood Drive
Malvern, PA 19355

> **Re: Ecovyst Inc.**
> **Form 10-K filed February 28, 2023**
> **Response dated November 30, 2023**
> **File No. 001-38221**

Dear Michael Feehan:

We have reviewed your November 30, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

The Companay, page 3

1. We note your response to prior comment 1. Since your percentages of sales reflect the combination of your 50% proportionate interest in your joint venture sales with your own consolidated sales, they do not comply with (i) and (ii) of Rule 101(a)(2) of Regulation G, as the numerator and denominator underlying the percentage calculations are comprised of non-GAAP numerical measures. Specifically, the inclusion of sales associated with your equity method investee, Zeolyst, with your consolidated sales results in an individually tailored revenue recognition accounting policy. Refer to Question 100.04 of the Non-GAAP C&DI's and confirm that you will no longer include these presentations in future filings.

      Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services